FOR IMMEDIATE RELEASE


                                 PRESS RELEASE

                       BT INDUSTRIES AB COMPLETES TENDER
                          FOR THE RAYMOND CORPORATION


          MJOLBY, SWEDEN, JULY 21, 1997 - BT Industries AB ("BT") announced today that its indirectly held wholly-owned subsidiary, Lift Acquisition Company, Inc., had sucessfully completed its tender offer for all outstanding shares of the common stock of The Raymond Corporation (NASDAQ: RAYM) ("Raymond") at a price of $33.00 per share in cash.

          BT stated that based on a preliminary count, a total of 10,459,967 shares (including 308,908 shares subject to guarantees of delivery) had been tendered pursuant to the offer which expired at 12:00 Midnight, New York City time, on Friday, July 18, 1997. All such shares have been accepted for purchase in accordance with the terms of the offer.

          After giving effect to the purchase of the shares tendered, BT will beneficially own approximately 97.4% of the outstanding common shares of Raymond.

          BT intends to effect the merger of Lift Acquisition Company, Inc. into Raymond as promptly as possible. All remaining Raymond stockholders will be entitled to receive in the merger the same $33.00 cash price for each of their shares.

          BT, headquartered in Mjolby, Sweden, is one of the leading European manufacturers of lift-trucks and related materials handling equipment, and markets its products in the United States under BT PRIME-MOVER(TM) brand name. BT's ordinary shares are traded on the Stockholm stock exchange. BT's 1996 revenues were approximately $600 million.

          The Raymond Corporation is one of the recognized leaders in North America in supplying equipment used in the transportation, storage and selection of products in manufacturing, warehousing and shipping applications. Raymond sells products under its RAYMOND(TM) and DOCKSTOCKER(TM) brands and produces OEM equipment for sale under a variety of brand names.